

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2016

Mail Stop 4631

<u>Via E-mail</u>
Cynthia A. Downes
Executive Vice President
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

  Re: Versar, Inc.
    Form 10-K for Fiscal Year Ended June 26, 2015
    Filed September 19, 2015
    File No. 1-09309

Dear Ms. Downes:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Terence O'Brien

       Terence O'Brien
       Branch Chief
       Office of Manufacturing and
       Construction